December 18, 2007

OMV participating in planned LNG terminal in Rotterdam

- **OMV Gas International GmbH acquires a 5% equity stake in planned Gate terminal in Rotterdam**
- **EconGas signed a throughput agreement for 3 bcm per year from the second half of 2011**
- **Investment decision to build first Dutch LNG terminal with an annual throughput capacity of 9 bcm finalised**
- **Estimated total project costs of EUR 800 mn**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, acquires a 5% stake in a projected Liquefied Natural Gas (LNG) terminal in Rotterdam. Today, OMV Gas International GmbH, a wholly-owned subsidiary of OMV, has signed a corresponding agreement. OMV, DONG Energy (Denmark) and Essent (Netherlands) will each acquire a 5% stake in the Gate terminal, which is a consortium of N.V. Nederlandse Gasunie (Gasunie) and Koninklijke Vopak N.V. (Vopak). The partners announced today that the final investment decision has been taken to construct the LNG import terminal in Rotterdam. The terminal is expected to be fully operating in the second half of 2011. The consortium estimates that the total project costs of the LNG terminal will amount to approx. EUR 800 mn.

Werner Auli, OMV member of the Executive Board responsible for Gas, stated: „Our investment activities in LNG and in pipelines are important components in realising our growth strategy. In 2006 LNG imports in Europe represented a share of 11% of the total gas market. The regasification capacity will double by 2010. In the long term, LNG will represent 25% of total EU supplies. Within the overall development of the European energy markets the importance of natural gas is increasing steadily as it is bridge function to a sustainable future."

Reinhard Mitschek, Senior Vice President of the Logistics business unit within OMV Gas International GmbH, stated: "This cooperation in the Netherlands is an important step in OMV's LNG business. With our participation in the Adria LNG terminal project in Croatia and with our commitment to Gate we are gaining an excellent strategic position in two main regions for LNG in Europe."

Dlw 1/3

EconGas first customer of Gate terminal
The first company to have signed long-term throughput agreements with Gate terminal are Austrian EconGas (an OMV subsidiary for Gas Marketing and Trading), Danish DONG, and Dutch Essent. EconGas singed a contract for annually 3 bcm. For EconGas this is a strategic step in the LNG business and will improve its supply portfolio.

Gate terminal
N.V. Nederlandse Gasunie (Gasunie) and Koninklijke Vopak N.V. (Vopak) plan to build the Gate terminal in Rotterdam. It will be an independent, multi-user business model. It will be located at the entrance of the Port of Rotterdam, with good connections to the European natural gas market, and close to continent's leading gas trading points.

During the first development phase throughput capacity will be 9 bcm per year. Operation is envisaged to start in the second half of 2011. The capacity will ultimately be expanded to 16 bcm. When the final expansion phase has been completed the terminal will be capable of handling 180 LNG tankers per year.

Ulco Vermeulen, Managing Director of Gate terminal: "We are excited that we have succeeded in realising the first LNG terminal in the Netherlands together with our customers. I am confident
Gate terminal will attract additional interest as a delivery point, which will enable us to expand the
terminal."

Further information: http://www.gateterminal.com.

Background information:

OMV Gas International:
OMV Gas International is OMV's central company in the gas field. OMV Gas International with the two business fields Marketing & Trading (with the subsidiaries EconGas and Petrom's gas activities) and Logistics (with the subsidiaries OMV Gas, Central European Gas Hub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics companies in Central Europe. In 2006, OMV Gas and EconGas sold 9.1 bcm in the business field of wholesale/trading, Petrom Gas sold 5.0 bcm. The sold transportation capacities in transit lines in Austria amounted to approximately 47 bcm per year of gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore an important component of Europe's gas network, and therefore a central gas hub for Europe. With an exchanged volume of up to 1.7 bcm per month in 2007, the Central European Gas Hub developed into one of the three most important gas platforms in continental Europe.

LNG (Liquefied Natural Gas):
LNG is natural gas that liquefies when cooled to −161 degrees Celsius. LNG is taking on an increasingly important role in Europe. Growing volumes of natural gas are being transported to Europe by LNG tankers. Technical progress has made LNG a highly competitive solution to Europe's energy problems. Some 15 LNG terminals are currently operating in Europe, and many more are at the planning or construction stages. Among these is the Adria LNG project on the Croatian coast, which will bring 10 bcm per year of natural gas into Europe. The average LNG tanker can carry the equivalent of some 85 mn cbm of natural gas in gaseous form — enough to keep 42,000 households supplied for a year. Because LNG has only 1/600th of its previous volume it makes intercontinental transportation by tanker possible, meaning that supplies are no longer entirely dependent on pipeline systems.

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

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